Exhibit 99.1

Nomad Foods Announces Appointment of Chief Financial Officer

WOKING, England - May 28, 2024 - Nomad Foods Limited (NYSE: NOMD) today announced the appointment of Ruben Baldew as Chief Financial Officer, effective June 17, 2024 (subject to, and conditioned upon, receipt of applicable work authorizations). Mr. Baldew will succeed Samy Zekhout, who is leaving his position to explore new opportunities outside of Nomad Foods. Mr. Zekhout will remain with the Company until July 31, 2024 to assist in the orderly transition of his duties.

Mr. Baldew joins Nomad Foods with over 20 years of global consumer products experience, most recently as CFO of Accell Group from November 2018 until October 2023. During his tenure at Accell Group, he led multiple value creation initiatives prior to the successful sale of the business. Prior to Accell Group, Mr. Baldew spent over 15 years at Unilever in various finance roles with broad, international experience in the Netherlands, Belgium, Switzerland and Thailand.

Stefan Descheemaeker, Chief Executive Officer of Nomad Foods, said, “We are delighted to welcome Ruben to Nomad Foods. He is a dynamic leader with extensive experience in both financial leadership as well as other senior executive positions which will bolster our strong foundations and strategic plans. On behalf of everyone at Nomad Foods, I would like to thank Samy for his significant contributions to the company and wish him success in his future endeavors. I am particularly grateful for his leadership and support over the six years that we have worked together. Samy leaves a strong finance organization that has been instrumental to our success, as evidenced by our consistent organic revenue, EBITDA and EPS growth, during his time with us. He has been a critical player to drive our strategic agenda, leading key initiatives such as Revenue Growth Management and Business Transformation which will benefit us for many years to come”.

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, said “We are pleased that Ruben is joining the team. He is an accomplished CFO with a strong track record of developing and leading key strategic initiatives. We look forward to working together and welcome his contributions to our business.”

Mr. Gottesman continued, “Samy made a huge impact over his tenure, driving strong shareholder value as Nomad became the undisputed Frozen Food leader in Europe. On behalf of the Board, I would like to thank Samy for his leadership and celebrate his accomplishments which helped to deliver great business results, build a strong organization, and position us for future success.”

Enquiries
John Mills
ICR, Partner
+1-646-277-1254

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Company’s intention to appoint a new Chief Financial Officer. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
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